2Q 2013 EARNINGS CONFERENCE CALL 7 August 2013 Exhibit 99.3

DISCLAIMER
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,”
“schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
• inability to utilise the capacity of newly planned data centres and data centre expansions;
• significant competition;
• cost and supply of electrical power;
• data centre industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”,
“LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.
Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.
Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer 3

Q2 2013 PERFORMANCE
Consistent Growth Through Solid Execution
Organic revenue growth 13% Y/Y
Big 4 recurring revenue growth
18% Y/Y
Adjusted EBITDA growth 18%
Y/Y
Adjusted EBITDA margin
expansion of 200 bps Y/Y
Debt structure refinanced to
reduced interest cost and extend
maturities
(1)
Financial Execution
Two expansion projects adding
800 sqm completed on schedule
Ongoing projects on track
Installed 1,200 sqm of revenue
generating space
Utilisation increased to 74%
Operational Execution
(1) Completed after quarter end and is therefore not presented on 30 June 2013 reported Balance Sheet.

Q2 FINANCIAL HIGHLIGHTS
Q2 Revenue €76.5 Million
• Up 13% Y/Y and 3% Q/Q
Q2 Recurring Revenue €72.2 Million
• Up 15% Y/Y and 2% Q/Q
• 94% of Total
Q2 Adjusted EBITDA of €32.7 Million
• Up 18% Y/Y and 3% Q/Q
Q2 Adjusted EBITDA margin 42.8%
• Up 200bps Y/Y
Revenue
(€ millions)
Adjusted EBITDA & Margin
(€ millions)
70.4
65.1
68.0
62.9
74.4
69.0
72.9
71.0
Consistent Organic Revenue and Adjusted EBITDA Growth with Expanding Margins
76.5
72.2
Margin
Non-Recurring
Revenue
Recurring
Revenue
Adjusted
EBITDA

2Q12 3Q12 4Q12 1Q13 2Q13
27.8
28.7
31.2
31.7
32.7
40.8% 40.8% 42.8% 42.6% 42.8%
2Q12 3Q12 4Q12 1Q13 2Q13

Confidential Draft
Q2 OPERATIONAL HIGHLIGHTS
Equipped Space of 78,900 sqm
• Up 21% Y/Y
• 800 sqm added in quarter
Revenue Generating Space of
58,200 sqm
• Up 20% Y/Y
• 1,200 sqm installed in quarter
Utilisation rate 74%
Equipped & Revenue Generating Space
(1000’s sqm)
Utilisation
Increasing Utilisation Driven By Strong Installations on the Back of Expansion in 2012
Available
Equipped
Space
Revenue
Generating
Space

65.3
69.6
74.0
78.1
78.9
48.6
51.2
56.2
57.0
58.2
2Q12
3Q12 4Q12
1Q13 2Q13
74% 74% 76% 73% 74%

Market Project
Project
CapEx
(€ millions)
Equipped Space
(sqm)
Initial
Customer
Availability Project Opened
Frankfurt 5 600 600
1Q 2013
(opened)
Copenhagen 2 300 300
2Q 2013
(opened)
Stockholm 11 500 500
2Q 2013
(opened)
Vienna 1 400 400
3Q 2013
(opened)
Zurich 4 500 0 4Q 2013
Stockholm 6 500 0 1Q 2014
Frankfurt 30 1,800 0 1H 2014
EXPANDING FACILITIES TO
SUPPORT CUSTOMER NEEDS
Completed projects in
Copenhagen & Stockholm
New projects announced
in Frankfurt, Stockholm,
Vienna & Zurich
• VIE 1.4: 400 sqm opened
Customer Available Power
• 81 MW at end of 2Q13
• Potential of 113 MW from
current data centres and
announced projects
Note: As of 7 August 2013.
Table excludes 200 sqm space reduction at HIL 1 in 1Q 2013. See Appendix for further expansion detail.
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
Announced Projects With Target Open Dates in 2013 & 2014

STO 2:
ZUR 1:
STO 2:
FRA 8:
Phase 1 New
Build
Phase 4
Expansion
Phase 2
Expansion
Phases 1 & 2
New Build
VIE 1:
Phase 4
Expansion
CPH 1:
FRA 6: Phase 3
Expansion
Expansion

iStreamPlanet
INTERNAP
overon
RTL INTERACTIVE

Correos
BECHTEL
ferrovial

SUNGARD
THOMSON REUTERS
NYSE EURONEXT
NASDAQ OMX
Bloomberg

EUCALYPTUS
flexiant
hp invent
terremark
CSC
CloudSigma

BT
AT&T
中国电信 CHINA TELECOM
TATA COMMUNICATIONS
interoute

interxion

BUILDING COMMUNITIES OF INTEREST
DELIVERS SIGNIFICANT CUSTOMER VALUE
June 2013
Interxion’s Target Segments
10% 9% 12% 22% 34%
% of Total Monthly Recurring Revenue (2)
Digital Media &
CDNs
Network Providers Enterprises
Managed Service
Providers
Financial
Services
11% 9% 12% 18% 37%
June 2012
(1) Selected providers in these segments, plus systems integrators, are deploying cloud platforms.
(2) Remaining Monthly Recurring Revenue allocated to systems integrator, on-line retail, and public customer segments.
Cloud Platform Deployment Continues In Advance of Enterprise Migration

Cloud platform providers (1)

FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer 9

Q2 2013 RESULTS
Recurring revenue €72.2
million
• Up 15% Y/Y and 2% Q/Q
Adjusted EBITDA €32.7
million
• Up 18% Y/Y and 3% Q/Q
Adjusted EBITDA margin
42.8%
• +200 bps Y/Y
• + 20 bps Q/Q
Increase in depreciation and
net finance expense driven
by completed construction
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
Solid Financial Performance from Steady Operational Execution
€ millions
(except per share amounts)
Q2 2012 Q1 2013
Q2 2013
Q2 2013
vs.
Q2 2012
Q2 2013
vs.
Q1 2013
Recurring revenue
62.9
71.0 72.2
15% 2%
Non-recurring revenue
5.1
3.4 4.3
(16%) 27%
Revenue
68.0
74.4 76.5
13% 3%
Gross profit
39.8
44.8 45.2
14% 1%
Gross margin %
58.5%
60.2% 59.1%
+60bps -110bps
Adjusted EBITDA
(1)
27.8
31.7 32.7
18% 3%
Adjusted EBITDA
Margin %
40.8%
42.6% 42.8%
+200bps +20bps
Operating profit
16.7
16.8 17.1
2% 2%
Profit before tax
12.9
10.3 9.7
(24%) (6%)
Income tax (expense)
(4.1)
(3.3) (3.1)
(24%) (7%)
Net profit
8.7
7.0 6.6
(24%) (5%)
EPS (diluted)
€0.13
€0.10 €0.10
(26%) (6%)

REPORTING SEGMENT ANALYSIS
Note: Analysis excludes “Corporate & Other” segment.
Revenue growth of 10% Y/Y and 2% Q/Q
Recurring revenue growth of 11% Y/Y
and 2% Q/Q
Strong and steady Adjusted EBITDA margins
Revenue growth of 14% Y/Y and 4% Q/Q
Recurring revenue growth of 18% Y/Y
and 2% Q/Q
Adjusted EBITDA margins up 250 bp Y/Y
Solid Organic Growth In Both Segments Despite Macro Headwinds
France, Germany, the Netherlands, and UK Rest of Europe
51.5%
Revenue
Adjusted
EBITDA
51.2% 53.6% 54.0%
54.0%
52.5% 51.8% 52.2% 52.0%
Adjusted
EBITDA
Margin
52.1%
(€ millions)
42.4
43.8
45.3
46.6
48.3
21.8
22.4
24.3
25.2
26.0
25.7
26.6
27.5
27.8
28.3
13.5 13.8
14.4
14.5 14.7
2Q12 3Q12 4Q12 1Q13 2Q13
2Q12 3Q12 4Q12 1Q13 2Q13

DEMAND-DRIVEN CAPITAL EXPENDITURES
Capital Expenditures Continued to Support Demand-Driven Expansion
Capital Expenditures, including Intangible Assets
By Geography (Q2 2013)
By Category (Q2 2013)
(€ millions)
(€ millions)
(€ millions)
42.6
46.5
28.2
32.8
28.8
2Q12 3Q12 4Q12 1Q13 2Q13
0.5
Big 4
ROE
Corporate
1.5
0.2
Expansion /
Upgrade
Other
Intangibles
Maintenance &
7.3
21.0
27.1

STRONG BALANCE SHEET
Refinanced bonds with €325 million
6.0% Senior Secured Notes due 2020
• Improves operational & strategic
flexibility
Solid cash position and substantial
additional liquidity from undrawn €100
million RCF
New €6 million mortgage on recently
purchased property in Amsterdam
• Attractive mortgage rates reduce
average cost of debt
Significant covenant headroom
• Maximum net leverage ratio
(4)
: 4.0x
(1) Total Borrowings = 9.50% Senior Secured Notes due 2017 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial
Leases + Other Borrowings – Revolving credit facility deferred financing costs
(2) Total Borrowings “As adjusted” = 6.0% Senior Secured Notes due 2020 and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Other
Borrowings” – €100 million Revolving credit facility deferred financing costs
(3) Gross Leverage Ratio = (9.50% Senior Secured Notes due 2017 at face value + Mortgages + Financial Leases + Other Borrowings) / Last Twelve Months AdjustedEBITDA. (6.0% Senior Secured Notes due 2020
for the “As adjusted” figures
(4) Net Leverage Ratio = (9.50% Senior Secured Notes due 2017 at face value + Mortgages +Financial Leases + Other Borrowings – Cash & Equivalents) / Last TwelveMonths Adjusted EBITDA (6.0%Senior Secured Notes
due 2020 for the “As adjusted” figures)
Strong Capital Structure with Decreasing Cost of Capital
€ millions
Actuals
30-Jun-13 30-Jun-13
Actuals
31-Dec-12
Cash & Cash
Equivalents
59.8 89.2 68.7
Total Borrowings
(1) (2)
302.8 363.1 286.8
Shareholders Equity
390.3 367.1 375.6
Total Capitalisation 693.1 730.2 662.4
Total Borrowings / Total
Capitalisation
43.7% 49.7% 43.3%
Gross Leverage Ratio
(3)
2.5x 3.0x 2.5x
Net Leverage Ratio
(4) 2.0x 2.3x 1.9x

*
As adjusted figures represent the 30 June 2013 Balance sheet adjusted for refinancing completed on 3 July 2013: the purchase of the 9.5% Senior Secured Notes due 2017 financed by the issue of the 6.0% Senior Secured Notes due
2020 and the new €100 million revolving credit facility (which remained undrawn), the net cash proceeds excluding payment of interest up to redemption date to the 9.5% Senior Secured Notes  holders  and the after tax impact of the one-off financial charges
As adjusted*

BUSINESS COMMENTARY, OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer 14

Data Centre
In-House
interxion
interxion

interxion

MIGRATION
TO CLOUD-BASED SOLUTIONS
Traditional
client-server
Hardware virtualisation
+ adoption of single
shared applications
Integration of shared and
dedicated applications
IT Architectural Era of Dominance

1980
2000
2010
LAN / WAN
LAN / WAN
LAN / WAN

REAFFIRMING GUIDANCE FOR 2013 Range (in millions) 16 Revenue Adjusted EBITDA Capital Expenditures €307 - 322 €130 - 140 €130 - 150

QUESTIONS & ANSWERS Amsterdam • Brussels • Copenhagen • Dublin • Düsseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich www.interxion.com

APPENDIX 18

TRACK RECORD OF CONSISTENT GROWTH
IN REVENUE & ADJUSTED EBITDA
Revenue by Quarter
(€ millions)
Adjusted EBITDA by Quarter
(€ millions)
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 13% 14% 13% 14% 13%
(1) CAGR calculated as 2Q13 vs. 1Q08.
(2) Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
33% 36% 36% 34% 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40%
Adjusted
EBITDA
Margin (3)
42% 42% 41% 43% 41% 43%
Big 4% (2) 60% 59% 58% 58% 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 62% 61% 62% 62% 63%
13%
63%
43%
10.3
11.9
12.9 13.1
14.1
15.7
16.0
16.9
17.4
19.6
20.8
21.4
22.2
23.3
25.0
27.1 27.3
27.8
28.7
31.2 31.7 32.7
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13
31.1
33.3
35.7
38.1
40.4
42.5
43.7
45.1
47.8
50.4
54.6
55.6
57.9
60.0
62.0
64.4
65.8
68.0
70.4
72.9
74.4
76.5
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13

27 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

2011 2012 2013 2011 2012
€ in millions
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 FY FY
Recurring revenue 54.1 56.2 58.2 59.7 62.3 62.9 65.1 69.0 71.0 72.2 228.3 259.2
Non-recurring revenue 3.8 3.8 3.8 4.7 3.5 5.1 5.3 3.9 3.4 4.3 16.0 17.9
Total Revenue 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4 76.5 244.3 277.1
Gross Profit 33.1 34.5 36.0 38.9 39.3 39.8 41.0 43.9 44.8 45.2 142.5 164.0
Gross Margin  57.2% 57.5% 58.1% 60.4% 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 58.3% 59.2%
Adj EBITDA 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 97.6 115.0
Adj EBITDA Margin  38.4% 38.9% 40.3% 42.1% 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 40.0% 41.5%
Net Profit 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 25.6 31.6
CapEx Paid 19.5 19.0 54.9 68.5 61.1 42.6 46.5 28.2 32.8 28.8 162.0 178.3
Expansion/Upgrade 17.1 13.6 51.4 63.6 57.8 38.2 42.2 23.4 28.8 27.1 145.8 161.5
Maintenance & Other 2.0 2.6 2.4 1.8 1.9 3.3 1.6 3.6 2.1 1.5 8.8 10.5
Intangibles 0.4 2.7 1.2 3.1 1.4 1.0 2.6 1.2 1.9 0.2 7.4 6.3
Cash Generated from Operations 20.7 23.0 23.8 22.6 25.4 29.4 24.1 32.9 23.6 24.1 90.0 111.7
Gross PP&E 523.5 538.0 588.1 671.6 730.1 775.9 807.9 856.3 870.0 900.0 671.6 856.3
Gross Intangible Assets 8.3 8.6 12.4 15.5 16.9 17.9 21.7 23.1 23.5 23.7 15.5 23.1
LTM Cash ROGIC 15% 16% 15% 15% 15% 15% 14% 13% 13% 13% 15% 13%
The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.

(except as noted)
HISTORICAL FINANCIAL
RESULTS

HISTORICAL SEGMENT FINANCIAL RESULTS
2011 2012 2013 2011 2012
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 FY FY
BIG 4
Recurring revenue 32.2 33.6 34.5 36.2 38.0 38.4 39.8 42.8 44.4 45.2 136.5 159.1
Non-recurring revenue 2.4 2.5 2.0 3.4 2.3 3.9 4.0 2.5 2.1 3.1 10.4 12.6
Total Revenue 34.7 36.1 36.4 39.6 40.3 42.4 43.8 45.3 46.6 48.3 146.8 171.8
Gross Margin 58.5% 58.5% 59.9% 62.2% 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 59.8% 61.4%
Adj EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 26.0 74.8 90.1
Adj EBITDA Margin 48.4% 49.8% 50.7% 54.4% 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 50.9% 52.5%
REST OF EUROPE
Recurring revenue 21.9 22.7 23.8 23.5 24.3 24.4 25.3 26.2 26.5 27.0 91.9 100.1
Non-recurring revenue 1.3 1.2 1.8 1.2 1.2 1.2 1.4 1.4 1.3 1.3 5.6 5.2
Total Revenue 23.2 23.9 25.6 24.8 25.5 25.7 26.6 27.5 27.8 28.3 97.5 105.3
Gross Margin 61.1% 61.0% 60.7% 62.7% 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 61.4% 61.5%
Adj EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 14.7 50.7 55.1
Adj EBITDA Margin 52.1% 50.8% 51.4% 53.5% 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 52.0% 52.3%
CORPORATE & OTHER
Adj EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (27.8) (30.2)

HISTORICAL OPERATING METRICS
(1) All figures at the end of the period.
(2) Utilisation as at the relevant date.
(3) Customer Available Power: not disclosed prior to 4Q 2011.

Space figures in square metres
Customer Available Power in MW
(1)
(1)
2011
2012 2013
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4 Q1
Equipped Space
Revenue Generating Space
Utilisation (%)
(2)
Customer Available Power
(3)
Data Centres in Operation
61,000 61,500 62,200 62,800 64,800 65,300 69,600 74,000 78,100
44,600 45,300 46,100 47,100 47,500 48,600 51,200 56,200 57,000
73% 74% 74% 75% 73% 74% 74% 76% 73%
n.a. n.a. n.a. 58 60 62 73 79 79
28 28 28 28 29 30 32 33 33
78,900
58,200
74%
81
34
Q2

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	—									

interxion

EQUIPPED SPACE ADDITIONS
(1) Figures rounded to nearest 100 sqm unless otherwise noted.
(2) 500 sqm in Dusseldorf previously included in Equipped Space.
(3) HIL 1 space reduced due to change lease terms.
2011 2012 2013
Space figures in square metres¹
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
BIG 4
France 500 1,500 2,700
Germany
2
1,500 600
Netherlands 1,700 3,700
(200)³
UK 500 1,100 400
Subtotal
500²
1,500 500 4,300 3,700 3,500
REST OF EUROPE
Austria 600
Belgium
Denmark 300
Ireland 600
Spain 200 600
Sweden 500 500
Switzerland 600
Subtotal 600 600 500 800 600 800
Total Additional Equipped
Space
500²
700 600 2,000 500 4,300 4,400 4,100 800

NON-IFRS RECONCILIATIONS
Reconciliation to Adjusted EBITDA (1)
2008 2009 2010 2011 2012 2013
€ in millions (except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Net profit / (loss)
— — — —
5.9 8.2 1.3 11.0 (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6
Income tax expense
— — — —
1.7 0.7 2.3 (5.4) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1
Profit before taxation
— — — —
7.6 8.9 3.6 5.7 (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7
Net finance expense
— — — —
1.5 1.0 1.9 1.9 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3
Operating profit 6.4 8.0 8.9 8.9 9.1 9.8 5.5 7.5 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1
Depreciation, amortization and
impairments
3.6 3.4 3.6 4.4 4.6 5.0 5.6 6.8 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9
EBITDA 10.0 11.4 12.6 13.3 13.8 14.8 11.1 14.3 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0
Share-based payments 0.4 0.4 0.4 0.5 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8
Increase/(decrease) in provision
for onerous lease contracts
0.1 0.2 0.1 1.2 0.5 0.9 0.0 2.4 0.1 0.1 0.1 (0.1) 0.0
— — — — — —
0.8
— —
IPO transaction costs
— — — — — — — — — — — —
1.7
— — — — — — — — —
Abandoned transaction costs
— — — — — —
4.8
— — — — — — — — — — — — — — —
Income from sub-leases on
unused data centre sites
(0.1) (0.1) (0.1) (0.2) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Net insurance compensation
benefit
— — —
(1.8) (0.3)
— — — — — — — — — — — — — — — — —
Adjusted EBITDA 10.3 11.9 12.9 13.1 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7
(1) Prior to 2009 capitalization of interest was not reported on a quarterly basis. The Company is, therefore, unable to reconcile from Net profit/(loss) to
Operating profit prior to 2009.

NON-IFRS RECONCILIATIONS
Reconciliation to Segment Adjusted EBITDA
2011 2012 2013
€ in millions
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
BIG 4
Operating profit 11.7 12.3 13.4 16.3 16.2 16.0 15.8 15.3 15.9 16.3
Depreciation, amortization and impairments 5.1 5.8 5.1 5.3 5.3 5.8 6.5 8.1 9.1 9.8
EBITDA 16.8 18.0 18.5 21.6 21.5 21.8 22.3 23.4 25.0 26.1
Share-based payments 0.1 0.1 0.1 0.1 0.2 0.2 0.2 0.2 0.3 0.0
Increase/(decrease) in provision for onerous lease
contracts
0.0 — — — — — — 0.8 — —
Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 26.0
ROE
Operating profit 9.0 8.8 9.7 10.5 9.7 9.5 9.8 10.0 10.2 10.2
Depreciation, amortization and impairments 3.0 3.3 3.4 2.7 3.6 3.9 3.9 4.3 4.2 4.4
EBITDA 12.0 12.1 13.1 13.1 13.3 13.4 13.7 14.3 14.4 14.7
Share-based payments 0.1 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1
Adjusted EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 14.7
CORPORATE & OTHER
Operating profit/(loss) (8.9) (7.6) (7.8) (9.2) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5)
Depreciation, amortization and impairments 0.4 0.5 0.6 0.4 0.7 0.6 0.6 0.7 0.7 0.7
EBITDA (8.6) (7.0) (7.2) (8.8) (8.1) (8.2) (8.4) (9.8) (8.6) (8.8)
Share-based payments 0.2 0.2 0.6 1.1 0.5 0.6 0.9 2.3 0.6 0.7
IPO transaction costs 1.7 — — — — — — — — —
Adjusted EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (8.0)

DEFINITIONS

Adjusted EBITDA:
Big 4: France, Germany, the Netherlands, and the UK
CAGR: Compound Annual Growth Rate
Cash
ROGIC:
Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and administrative capex) divided by
{Average of opening and closing  (gross PP&E plus gross intangible assets plus gross goodwill)}.
Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities.
CDNs: Content Distribution Networks
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.
Customer Available Power: the current installed electrical customer capacity.
Equipped
Space:
the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
LTM: Last Twelve Months ended June 30, 2013, unless otherwise noted.
MW: Megawatts
SQM: Square metres
Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.
Revenue Generating
Space:
the amount of Equipped Space that is under contract and billed on the relevant date.
Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.
                                   EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.
Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets" respectively. Investments in intangibles assets include power grid rights and software development.